[redacted]

14041370

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 26 2014
Washington DC
404

SEC FILE NUMBER
8-65929

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/29/13 (MM/DD/YY) AND ENDING 06/27/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ernst & Young Corporate Finance (Canada) Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Bay Street, PO Box 251, Ernst & Young Tower
(No. and Street)

Toronto	Ontario	M5K 1J7
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carolyn Kerr 416-943-5486
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zeifmans LLP
(Name – *if individual, state last, first, middle name*)

201 Bridgeland Avenue	Toronto	Ontario	M6A 1Y7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Anthony Ianni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ernst & Young Corporate Finance (Canada) Inc, as of June 27, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Alex Ghita

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 27, 2014

(expressed in U.S. Dollars)

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT ON STATEMENT OF FINANCIAL CONDITION

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited the accompanying statement of financial condition of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") as at June 27, 2014, as required by Rule 17a-5 of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance above whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial position referred to above presents fairly, in all material respects, the financial position of the Company as at June 27, 2014, in conformity with accounting principles generally accepted in the United States of America.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
August 15, 2014

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
(Incorporated Under the Law of Canada)
STATEMENT OF FINANCIAL CONDITION
AS AT JUNE 27, 2014
(with comparative figures as at June 28, 2013)
(expressed in U.S. Dollars)

ASSETS

	2014	2013
CURRENT		
Cash	$ 598,332	$ 547,852
Due from affiliates (note 4)	4,657	69,473
Taxes recoverable	-	19,412
TOTAL ASSETS	$ 602,989	$ 636,737

LIABILITIES

	2014	2013
CURRENT		
Accounts payable and accrued liabilities	$ 49,537	$ 48,925
Due to affiliates (note 4)	25,532	-
Government remittances payable	668	-
TOTAL LIABILITIES	75,737	48,925
STOCKHOLDER'S EQUITY		
COMMON SHARES (note 6)	738,373	738,373
ADDITIONAL PAID-IN CAPITAL (note 6)	300,000	300,000
DEFICIT	(511,121)	(450,561)
TOTAL STOCKHOLDER'S EQUITY	527,252	587,812
	$ 602,989	$ 636,737

Approved and authorized for issue by the Company's board of directors on August 15, 2014.

________________ DIRECTOR

________________ DIRECTOR

See accompanying notes to statement of financial condition.

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

(expressed in U.S. Dollars)

1. BASIS OF PRESENTATION

Ernst & Young Corporate Finance (Canada) Inc. (the "Company") was incorporated on November 12, 2002 under the Canada Business Corporations Act and commenced operations on October 23, 2003 as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer. The Company is wholly-owned by EY Advisory Services Inc. ("EYAS").

The Company's principal activities include providing customized financing, transaction advice and facilitation of financing information to companies engaged in cross-border business activities. The Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

The Company's fiscal year end date is determined as the Friday closest to June 30. In the current year, the year end date was June 27, 2014 and in fiscal 2013 the closest Friday to June 30 fell on June 28, 2013.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) **General -**

The Company's accounting policies are in accordance with United States generally accepted accounting principles ("GAAP") and are applied consistently.

(b) **Cash and cash equivalents –**

Cash and cash equivalents are comprised of balances with banks and short-term investments with original maturities of less than 90 days.

(c) **Financial instruments -**

Financial instruments are classified into one of five categories: held for trading ("HFT"), held-to-maturity ("HTM"), loans and receivables, available for sale ("AFS"), or other financial liabilities.

The classification is determined at initial recognition and depends on the nature and purpose of the financial instruments.

(i) HFT financial instruments -

HFT financial instruments include assets and liabilities that are held for trading or designated upon initial recognition as HFT. These financial instruments are measured at fair value. A financial instrument is classified as held for trading if it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-taking; or it is a derivative that is not designated and effective as a hedging instrument. The Company classifies cash and due from/to affiliates as HFT.

(ii) HTM financial instruments -

Financial instruments having a fixed maturity date and fixed or determinable payments, where the Company intends and has the ability to hold the financial instrument to maturity, are classified as HTM and measured at amortized cost using the effective interest rate method. Currently the Company has no HTM financial instruments.

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

(iii) Loans and receivables -

Items classified as loans and receivable are measured at amortized cost using the effective interest method. Currently, the Company has no loans or receivables.

(iv) AFS financial instruments -

AFS financial instruments are those financial assets that are not classified as HFT, HTM or loans and receivable and are carried at fair value. Currently, the Company has no AFS financial instruments.

(v) Other financial liabilities -

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The Company has classified accounts payable and accrued liabilities as other financial liabilities.

Financial instruments recorded at fair value in the financial statements are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market date (unobservable inputs).

(d) **Income taxes -**

Income taxes are accounted for under Statement of Financial Accounting Standard No. 109 *Accounting for Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. Deferred tax assets and liabilities are measured using income tax rates in effect for the period in which those temporary differences are expected to be recovered or settled. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

(e) **Foreign currency translation -**

Portions of the Company's balances are denominated in foreign currencies. Assets and liabilities are translated to U.S. Dollars at the exchange rate in effect at the statement of financial condition date.

(f) **Measurement uncertainty -**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. An area of significant estimate is deferred income taxes, which is subject to uncertainty associated with tax rates, interpretations by the tax authorities and assumptions about the Company's operations in future years.

.3. FINANCIAL INSTRUMENTS

The Company has classified its financial instruments as follows:

		2014		2013
Held for trading, measured at fair value:				
Assets				
Cash	**$**	**598,332**	$	547,852
Due from affiliates	**$**	**4,657**	$	69,473
Liabilities				
Due to affiliates	**$**	**25,532**	$	-
Financial liabilities, measured at amortized cost:				
Amounts payable and accrued liabilities	**$**	**49,537**	$	48,925

Due to the short-term nature, the fair values of the Company's financial instruments approximate their carrying values. At the current time the Company categorizes all of its financial instruments measured at fair value to be Level 1.

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments. The Company is subject to credit risk through its due from affiliates. The Company does not believe that it is exposed to an unusual level of credit risk. The Company's cash is held at one financial institution. None of the cash held on deposit with the bank at June 27, 2014 is federally insured.

4. RELATED PARTY BALANCES

The Company does not have staff and depends on Ernst & Young Orenda Corporate Finance Inc. ("EYOCF"), a company under common control, for all its staffing needs. The Company services EYOCF clients through a subcontract arrangement with EYOCF, whereby the Company charges EYOCF based on an amount equal to time spent by EYOCF staff at their standard Canadian billing rates.

On March 1, 2003, the Company and EYOCF entered into a Services Agreement (the "Agreement") whereby the Company engaged EYOCF to provide certain services on the Company's behalf. The Agreement was amended effective July 1, 2005 (the "Amended Agreement"). In accordance with the Amended Agreement, charges and payments for the services in each fiscal year are based on an amount equal to time spent charged at agreed upon rates as defined in the Amended Agreement. At June 27, 2014, the Company has a net amount payable to EYOCF of $18,032 ($nil at June 28, 2013) and an amount payable to Ernst & Young LLP United States of $7,500 ($nil at June 28, 2013) and such amounts are included under "Due to affiliates".

The Company also enters into contracts with other member firms of Ernst & Young Global Limited ("Member Firms") to provide certain services on the Member Firms' behalf. The Company uses staff provided by EYOCF to provide such services on behalf of the Member Firms. The Company charges Member Firms based on an amount equal to time spent by EYOCF staff at the agreed upon rates as defined in the individual subcontract agreement with each of the Member Firms with which it deals. At June 27, 2014, the Company has an amount receivable from Member Firms of $4,657 ($69,473 at June 28, 2013), and such amount is included under "Due from affiliates".

The balances above are receivable and payable on demand and have arisen from the provision of services.

5. **INCOME TAXES**

The Company has loss carryforwards of $383,991 for federal and provincial income tax purposes. The carryforward amounts expire as follows:

In the year ending June 27, 2030	$	71,925
2031		75,411
2032		51,445
2033		134,192
2034		51,018
	$	383,991

At June 27, 2014 the Company had unrecognized deferred tax assets in relation to non-capital loss carryforwards of $101,758 ($99,024 as at June 28, 2013) on which a valuation allowance has been recorded for the full amount. Management believes that it is more likely than not that the Company will not be able to utilize the benefit of the deferred income tax asset in the foreseeable future.

6. **SHARE CAPITAL**

The Company has an unlimited number of authorized common shares of which 738,373 are issued and outstanding.

7. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer under the Securities Exchange Act of 1934 and member of FINRA, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. As of June 27, 2014, the Company had net capital of $522,595 (2013 - $498,927), which exceeded minimum net capital requirements by $272,595 (2013 - $248,927).

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

FINANCIAL STATEMENTS

JUNE 27, 2014

(expressed in U.S. Dollars)

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

INDEPENDENT AUDITORS' REPORT

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited the accompanying statement of financial condition of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") as at June 27, 2014 and the related statements of operations, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of creditors for the year then ended, as required by Rule 17a-5 of the Securities Exchange Act of 1934 These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance above whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at June 27, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
August 15, 2014

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
(Incorporated Under the Laws of Canada)
STATEMENT OF FINANCIAL CONDITION
AS AT JUNE 27, 2014
(with comparative figures as at June 28, 2013)
(expressed in U.S. Dollars)

ASSETS

	2014	2013
CURRENT		
Cash	$ 598,332	$ 547,852
Due from affiliates (note 4)	4,657	69,473
Government remittances recoverable	-	19,412
TOTAL ASSETS	$ 602,989	$ 636,737

LIABILITIES

	2014	2013
CURRENT		
Accounts payable and accrued liabilities	$ 49,537	$ 48,925
Due to affiliates (note 4)	25,532	-
Government remittances payable	668	-
TOTAL LIABILITIES	75,737	48,925

STOCKHOLDER'S EQUITY

	2014	2013
COMMON SHARES (note 6)	738,373	738,373
ADDITIONAL PAID-IN CAPITAL (note 6)	300,000	300,000
DEFICIT	(511,121)	(450,561)
TOTAL STOCKHOLDER'S EQUITY	527,252	587,812
	$ 602,989	$ 636,737

Approved and authorized for issue by the Company's Board of Directors on August 15, 2014.

_______________ DIRECTOR

_______________ DIRECTOR

See accompanying notes to financial statements

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 27, 2014
(with comparative figures for the year ended June 28, 2013)
(expressed in U.S. Dollars)

	Common Shares				
	Number	Amount	Additional paid-in capital	Deficit	Total
Balance as at June 30, 2012	738,373	$ 738,373	$ -	$ (293,249)	$ 445,124
Capital contribution (note 6)	-	-	300,000	-	300,000
Net loss for the year	-	-	-	(157,312)	(157,312)
Balance, June 28, 2013	738,373	738,373	300,000	(450,561)	587,812
Net loss for the year	-	-	-	(60,560)	(60,560)
Balance, June 27, 2014	738,373	$ 738,373	$ 300,000	$ (511,121)	$ 527,252

See accompanying notes to financial statements

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 27, 2014
(with comparative figures for the year ended June 28, 2013)
(expressed in U.S. Dollars)

	2014	2013
REVENUE		
Advisory service fees - success based contracts (note 4)	$ 711,840	$ 332,550
Advisory service fees - hourly contracts (note 4)	393,108	214,783
Annual service fees (note 4)	273,742	228,597
	1,378,690	775,930
EXPENSES		
Professional service fees (note 4)	901,153	434,797
Administrative service fees (note 4)	193,941	198,250
Legal fees	139,156	117,299
Regulatory fees and education	109,188	93,882
Technology	60,391	49,427
Audit	27,774	34,004
Foreign currency translation loss	7,647	5,583
	1,439,250	933,242
NET LOSS	$ (60,560)	$ (157,312)

See accompanying notes to financial statements

ZEIFMANS LLP CHARTERED ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 27, 2014
(with comparative figures for the year ended June 28, 2013)
(expressed in U.S. Dollars)

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss for the year	$ (60,560)	$ (157,312)
Net changes in non-cash working capital items related to operations:		
Government remittances	20,080	-
Due from/to affiliates	90,348	(75,560)
Accounts payable and accrued liabilities	612	(7,283)
	50,480	(240,155)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions (note 6)	-	300,000
NET INCREASE IN CASH FOR THE YEAR	50,480	59,845
CASH, BEGINNING OF THE YEAR	547,852	488,007
CASH, END OF THE YEAR	$ 598,332	$ 547,852

See accompanying notes to financial statements

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED JUNE 27, 2014
(with comparative figures for the year ended June 28, 2013)
(expressed in U.S. Dollars)

	2014	2013
Balance, beginning of the year	$ -	$ -
Increase in subordinated loan	-	-
Balance, end of the year	$ -	$ -

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

(expressed in U.S. Dollars)

1. BASIS OF PRESENTATION

Ernst & Young Corporate Finance (Canada) Inc. (the "Company") was incorporated on November 12, 2002 under the Canada Business Corporations Act and commenced operations on October 23, 2003 as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer. The Company is wholly-owned by EY Advisory Services Inc. ("EYAS").

The Company's principal activities include providing customized financing, transaction advice and facilitation of financing information to companies engaged in cross-border business activities. The Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

The Company's fiscal year end date is determined as the Friday closest to June 30. In the current year, the year end date was June 27, 2014 and in fiscal 2013 the closest Friday to June 30 fell on June 28, 2013.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General -

The Company's accounting policies are in accordance with United States generally accepted accounting principles ("GAAP") and are applied consistently.

(b) Cash and cash equivalents –

Cash and cash equivalents are comprised of balances with banks and short-term investments with original maturities of less than 90 days.

(c) Financial instruments -

Financial instruments are classified into one of five categories: held for trading ("HFT"), held-to-maturity ("HTM"), loans and receivables, available for sale ("AFS"), or other financial liabilities.

The classification is determined at initial recognition and depends on the nature and purpose of the financial instruments.

(i) HFT financial instruments -

HFT financial instruments include assets and liabilities that are held for trading or designated upon initial recognition as HFT. These financial instruments are measured at fair value with changes in fair values recognized in the statement of operations. A financial instrument is classified as held for trading if it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-taking; or it is a derivative that is not designated and effective as a hedging instrument. Financial instruments classified as HFT are initially measured at fair value with any subsequent gain or loss recognized in net income (loss) in the statement operations. The net gain or loss recognized incorporates any dividend or interest earned on the financial instrument. The Company classifies cash and due from/to affiliates as HFT.

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

(ii) HTM financial instruments -

Financial instruments having a fixed maturity date and fixed or determinable payments, where the Company intends and has the ability to hold the financial instrument to maturity, are classified as HTM and measured at amortized cost using the effective interest rate method. Any gains and losses arising from the sale of HTM financial instruments are included in net income (loss) in the statement of operations. Currently the Company has no HTM financial instruments.

(iii) Loans and receivables -

Items classified as loans and receivable are measured at amortized cost using the effective interest method. Any gains or losses on the realization of loans and receivables are included in net income (loss) in the statement of operations. Currently, the Company has no loans and receivables financial instruments.

(iv) AFS financial instruments -

AFS financial instruments are those financial assets that are not classified as HFT, HTM or loans and receivable and are carried at fair value. Any gains or losses arising from the change in fair value are recorded in other comprehensive income. AFS financial instruments are written down to fair value through other comprehensive income whenever it is necessary to reflect other-than-temporary impairment. Cumulative gains and losses arising upon the sale of the instrument are reclassified from equity to net income (loss) as a reclassification adjustment. Currently the Company has no AFS financial instruments..

(v) Other financial liabilities -

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis in net income (loss) in the statement of operations. The Company has classified accounts payable and accrued liabilities as other financial liabilities.

Financial instruments recorded at fair value in the financial statements are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market date (unobservable inputs).

(d) **Income taxes -**

Income taxes are accounted for under Statement of Financial Accounting Standard No. 109 *Accounting for Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. Deferred tax assets and liabilities are measured using income tax rates in effect for the period in which those temporary differences are expected to be recovered or settled. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

(e) **Foreign currency translation -**

Portions of the Company's transactions are denominated in foreign currencies. Assets and liabilities are translated to U.S. Dollars at the exchange rate in effect at the statement of financial condition date. Revenues and expenses are translated at the exchange rates prevailing on the date of the related transactions. Gains (losses) as a result of foreign currency translations are recorded in the Company's statement of operations.

(f) **Revenue recognition -**

The Company earns revenue in connection with advisory services and annual fees. The Company enters into success-based advisory contracts where revenue is recognized when the underlying transaction for which the advisory services are being provided has been completed. Additionally, the Company enters into advisory service contracts on an time and charges basis where revenue is recognized as services are provided. The Company recognizes revenue from annual service fees on a straight line basis over the term of the service.

(g) **Measurement uncertainty -**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. An area of significant estimate is deferred income taxes, which is subject to uncertainty associated with tax rates, interpretations by the tax authorities and assumptions about the Company's operations in future years.

3. **FINANCIAL INSTRUMENTS**

The Company has classified its financial instruments as follows:

		2014		2013
Held for trading, measured at fair value:				
Assets				
Cash	$	**598,332**	$	547,852
Due from affiliates	$	**4,657**	$	69,473
Liabilities				
Due to affiliates	$	**25,532**	$	-
Financial liabilities, measured at amortized cost:				
Accounts payable and accrued liabilities	$	**49,537**	$	48,925

Due to the short-term nature, the fair values of the Company's financial instruments approximate their carrying values. At the current time the Company categorizes all of its financial instruments measured at fair value to be Level 1.

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments. The Company is subject to credit risk through its due from affiliates. The Company does not believe that it is exposed to an unusual level of credit risk. The Company's cash is held at one financial institution. None of the cash held on deposit with the bank at June 27, 2014 is federally insured.

4. RELATED PARTY TRANSACTIONS AND BALANCES

The Company does not have staff and depends on Ernst & Young Orenda Corporate Finance Inc. ("EYOCF"), a company under common control, for all its staffing needs. The Company services EYOCF clients through a subcontract arrangement with EYOCF, whereby the Company charges EYOCF based on an amount equal to time spent by EYOCF staff at their standard Canadian billing rates. For the year ended June 27, 2014, the amount of work subcontracted to the Company from EYOCF totaled $1,084,893 (2013 - $473,586), of which $711,840 (2013 - $332,550) is included under "Advisory service fees - success based contracts" and $373,053 (2013 - $141,037) is included in "Advisory service fees - hourly contracts". Accordingly, the Company is economically dependent on EYOCF for greater than half of its total revenue.

On March 1, 2003, the Company and EYOCF entered into a Services Agreement (the "Agreement") whereby the Company engaged EYOCF to provide certain services on the Company's behalf. The Agreement was amended effective July 1, 2005 (the "Amended Agreement"). In accordance with the Amended Agreement, charges and payments for the services in each fiscal year are based on an amount equal to time spent charged at agreed upon rates as defined in the Amended Agreement. For the year ended June 27, 2014, the amount charged to the Company by EYOCF for work done for EYOCF's clients totaled $878,903 (2013 - $312,147), as included in "Professional service fees". In addition, EYOCF has charged the Company $193,941 (2013 - $198,250) of costs representing an allocation of costs for defined services based on an estimate of time spent, plus any direct expenses incurred by EYOCF and Ernst & Young LLP United States ("EYUS") on behalf of the Company of $186,441 and $7,500, respectively, as included in "Administrative service fees". At June 27, 2014, the Company has a net amount payable to EYOCF of $18,032 ($nil at June 28, 2013) and an amount payable to EYUS of $7,500 ($nil at June 28, 2013) and such amounts are included under "Due to affiliates".

The Company also enters into contracts with other member firms of Ernst & Young Global Limited ("Member Firms") to provide certain services on the Member Firms' behalf. The Company uses staff provided by EYOCF to provide such services on behalf of the Member Firms. The Company charges Member Firms based on an amount equal to time spent by EYOCF staff at the agreed upon rates as defined in the individual subcontract agreement with each of the Member Firms with which it deals. During the year, the total amount of revenue from Member Firms totaled $20,055 (2013 - $73,746), and is included in "Advisory service fees - hourly contracts". In addition, the Company earns annual service fees from Member Firms for assistance with compliance with SEC rules. The annual service fee amount is individually determined for each Member Firm based on their related revenue of the prior year. Total annual service fees earned during the year were $273,742 (2013 - $228,597), and are included under "Annual services fees". At June 27, 2014, the Company has an amount receivable from Member Firms of $4,657 ($69,473 at June 28, 2013), and such amount is included under "Due from affiliates".

For services provided on the Member Firms' behalf, the Company pays EYOCF an amount equal to the time spent charged at the agreed upon rates as defined in the Amended Agreement. During the year, the total amount of work charged to the Company by EYOCF for work done for Member Firms totaled $22,250 (2013 - $57,824) and is included in "Professional service fees".

The balances above are receivable and payable on demand and have arisen from the provision of services.

These transactions were in the normal course of operations and have been recorded at the exchange amount as agreed to by the parties.

5. **INCOME TAXES**

The difference between the amount of the recovery for income taxes and the amount computed by multiplying loss before taxes by the statutory Canadian rate of 26.50% (2013 - 26.50%) is reconciled as follows:

	2014	**2013**
Expected income tax recovery	$ **(16,048)**	$ (41,688)
Income tax benefits not recognized	**16,048**	40,091
Difference between current tax rate and deferred tax rate	**-**	1,597
	$ **-**	$ -

The Company has loss carryforwards of $383,991 for federal and provincial income tax purposes. The carryforward amounts expire as follows:

In the year ending June 27, 2030	$ 71,925
2031	75,411
2032	51,445
2033	134,192
2034	51,018
	$ 383,991

At June 27, 2014 the Company had unrecognized deferred tax assets in relation to non-capital loss carryforwards of $101,758 ($99,024 as at June 28, 2013) on which a valuation allowance has been recorded for the full amount. Management believes that it is more likely than not that the Company will not be able to utilize the benefit of the deferred income tax asset in the foreseeable future.

6. **SHARE CAPITAL**

The Company has an unlimited number of authorized common shares.

On December 19, 2012, EYAS contributed capital of $100,000 without the issuance of additional shares. On May 31, 2013, EYAS contributed capital of $200,000 without the issuance of additional shares.

7. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer under the Securities Exchange Act of 1934 and member of FINRA, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. As of June 27, 2014, the Company had net capital of $522,595 (2013 - $498,927), which exceeded minimum net capital requirements by $272,595 (2013 - $248,927).

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

INDEPENDENT AUDITORS' REPORT

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

The accompanying Schedule of the computation of net capital (the "Schedule") pursuant to Rule 15c3-1 of the United States Securities and Exchange Commision (the "Rule") of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") as at June 27, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Schedule is the responsibility of the Company's management.

Our audit procedures included determining whether the Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule. In forming our opinion on the Schedule, we evaluated whether the Schedule, including its form and content, is presented in conformity with the Rule.

In our opinion, the Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
August 15, 2014

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
AS AT JUNE 27, 2014
(with comparative figures as at June 28, 2013)
(expressed in U.S. Dollars)

	2014	2013
Stockholder's equity	$ 527,252	$ 587,812
Deductions and/or changes:		
Non-allowable assets		
Government remittances recoverable	-	(19,412)
Due from affiliates	(4,657)	(69,473)
Net capital	522,595	498,927
Minimum net capital requirement -		
The greater of 2% of aggregate debit items arising from customer transactions of $nil or $250,000	250,000	250,000
Excess net capital	$ 272,595	$ 248,927
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital requirement	$ 222,595	$ 198,927

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ernst & Young Corporate Finance (Canada) Inc. (the "Company") identified the following provisions of 17 C.F.R § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "Exemption Provisions") and (2) the Company stated that the Company met the identified Exemption Provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with standards established by of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the Exemption Provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Zeifmans LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
August 15, 2014

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT

JUNE 27, 2014

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

INDEPENDENT AUDITORS' REPORT ON SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

The accompanying Schedule of Securities Investor Protection Corporation General Assessment (the "Schedule") of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") in accordance with the provisions of Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 (the "Rule") for the year ended June 27, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Schedule is the responsibility of the Company's management.

Our audit procedures included determining whether the Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule. In forming our opinion on the Schedule, we evaluated whether the Schedule, including its form and content, is presented in conformity with the Rule.

In our opinion, the Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
August 15, 2014

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT
FOR THE YEAR ENDED JUNE 27, 2014
(expressed in U.S. Dollars)

Securities Investor Protection Corporation ("SIPC") general assessment for the year ended June 27, 2014 is as follows:

Initial assessment amount (note 2)	$ 2,260
Less: January 24, 2014 payment (note 2)	2,260
	-
General assessment amount, net (note 3)	1,187
Balance due at June 27, 2014 (note 3)	$ 1,187

Approved and authorized for issue by the Company's Board of Directors on August 15, 2014.

See accompanying notes.

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
NOTES TO SCHEDULE OF SECURITIES INVESTOR PROTECTION
CORPORATION GENERAL ASSESSMENT
FOR THE YEAR ENDED JUNE 27, 2014
(expressed in U.S. Dollars)

1. BASIS OF PRESENTATION

Ernst & Young Corporate Finance (Canada) Inc. (the "Company") was incorporated on November 12, 2002 under the Canada Business Corporations Act and commenced operations on October 23, 2003 as a licensed member of the Financial Industry Regulatory Authority, Inc. The Company is wholly-owned by EY Advisory Services Inc.

The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer. Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 (the "Rule") requires that the Company be a member of Securities Investor Protection Corporation ("SIPC"). Such membership requires the Company to make a general assessment of annual fee payments to SIPC.

The schedule reflects information the Company available as at August 15, 2014. If further assessments for the year ended June 27, 2014 are made, the Company's SIPC general assessment for the year would change.

The Company's principal activities include providing customized financing, transaction advice and facilitation of financing information to companies engaged in cross-border business activities. The Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

2. INITIAL ASSESSMENT

The initial general assessment for the first half of the fiscal year ended June 27, 2014 under the Rule was $2,260. The Company paid this amount on Janaury 24, 2014 to SIPC at 805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215.

3. GENERAL ANNUAL ASSESSMENT

This general assessment is based on the annual financial statements and was computed as follows:

Total revenue	$ 1,378,690
Additions to revenue	-
Deductions from revenue	-
Net operating revenue	$ 1,378,690
General assessment amount (computed at 0.25% of net operating revenue)	$ 3,447
Less: initial assessment payment (note 2)	2,260
General assessment amount, net	$ 1,187

The Company paid the balance owing on the general assessment of $1,187 on August 7, 2014. This payment was made to SIPC at 805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215.

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

Building a better working world

Ernst & Young Corporate Finance (Canada) Inc.
Member FINRA
Ernst & Young Tower
222 Bay Street, PO Box 251
Toronto, ON M5K 1J7

Tel: +1 416 943 3101
Fax: +1 416 943 3864
ey.com

Exemption Report - Rule 15c-3-3(k)

Ernst & Young Corporate Finance (Canada) Inc ("EYCF(C)") was (i) exempt from the requirements of Rule 15-c3-3 under section (k) (2) (i) - Special Account for the Exclusive Benefit of customers maintained; and (ii) met the identified exemption provisions throughout the year ended June 27, 2014 without exception.

These statements are made to our best knowledge and belief, pursuant to SEC Rule 17-a-5.